

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2022

Dermot Smurfit
Chief Executive Officer
GAN Limited
400 Spectrum Center Drive, Suite 1900
Irvine, CA 92618

      Re: GAN Limited
          Form 10-K for the Year Ended December 31, 2021
          Filed April 15, 2022
          File No. 001-39274

Dear Mr. Smurfit:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology